UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _)*


                    Camera Platforms International, Inc.
   ----------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.0005 per share
   ----------------------------------------------------------------------
                       (Title of Class of Securities)


                                 133255-10-9
                              -----------------
                               (CUSIP Number)


                              Michael P. Traba
                          3836 North Keeler Avenue
                        Chicago, Illinois  60641-3021
                               (773) 777-9807


                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              January 12, 1998
   ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

   CUSIP No. 133255-10-9                               Page 2 of 5 Pages

       1.    NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   ----------------------------------------------------------------------
       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS)
                 (a) / /
                 (b) /X/

       3.     SEC USE ONLY

   ----------------------------------------------------------------------
       4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
             OO
   ----------------------------------------------------------------------
       5. IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO EITHER ITEMS 2(d) OR 2(e) OF SCHEDULE 13D, ROW 5 SHOULD BE CHECKED.
                 / /
   ----------------------------------------------------------------------
       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

   ----------------------------------------------------------------------
          NUMBER OF    7.     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                664,000
         OWNED BY      ----------------------------------------
           EACH        8.     SHARED VOTING POWER
        REPORTING
       PERSON WITH                 0
                       ----------------------------------------
                       9.     SOLE DISPOSITIVE POWER

                                   664,000
                       ----------------------------------------
                       10.    SHARED DISPOSITIVE POWER

                                   0
   ----------------------------------------------------------------------

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  664,000
   ----------------------------------------------------------------------

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)                     / /
   ---------------------------------------------------------------------
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.1%
   ----------------------------------------------------------------------

       14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN
   ----------------------------------------------------------------------

   ITEM 1.   SECURITY AND ISSUER

   This Statement relates to the common stock, par value $0.0005 per share ("Common Stock"), of Camera Platforms International, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 10909 Vanowen Street, North Hollywood, California 91605.

   ITEM 2.   IDENTITY AND BACKGROUND

   This Statement is filed on behalf of Michael P. Traba. The principal occupation of Mr. Traba is engaging in general business consulting and investment banking activities conducted under the name Financial Associates. The business address of Mr. Traba is 3836 North Keeler Avenue, Chicago, Illinois 60641-3021. Mr. Traba is a United States citizen. During the last five years, Mr. Traba has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   On January 12, 1998, Mr. Traba made a loan to the Issuer in the principal amount of $150,000 pursuant to a convertible promissory note ("Note"). The principal amount the Note is convertible into up to 600,000 shares of the Common Stock upon the election of Mr. Traba pursuant to fifteen days' prior written notice to the Issuer. Mr. Traba obtained the $150,000 to make the loan to the Issuer by borrowing such amount from a margined brokerage account that he maintains with Merrill Lynch & Co. Prior to January 12, 1998, Mr. Traba purchased 64,000 shares of Common Stock in open market purchases, using personal funds.

   ITEM 4.   PURPOSE OF TRANSACTION

   The shares of Common Stock of which Mr. Traba is deemed to have acquired beneficial ownership of on January 12, 1998 were acquired for investment purposes. Based on continuing evaluation of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant, additional shares of the Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Common Stock may be sold. In addition, Eagle Acquisitions, L.L.C., a Delaware limited liability company of which Mr. Traba is a 50% member, is engaged in discussions with the Issuer with respect to potential acquisitions of securities of the Issuer, although as of the date hereof there is no agreement or understanding with the Issuer with respect thereto.

   ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER

   As of the date of this Schedule 13D, Mr. Traba is deemed to beneficially own 664,000 shares of the Common Stock which is approximately 5.1% of the outstanding shares of the Common Stock, assuming the conversions of the Note into 600,000 shares of Common Stock.

   Mr. Traba has the sole power to vote and the sole power to dispose of 664,000 shares of Common Stock beneficially owned by him.

   On January 12, 1998, Mr. Traba made a loan to the Issuer in the principal amount of $150,000 pursuant to the Note. The principal amount the Note is convertible into up to 600,000 shares of the Common Stock upon the election of Mr. Traba pursuant to fifteen days' prior written notice to the Issuer.

   No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by Mr. Traba.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   In connection with the $150,000 loan referred to above, Mr. Traba has entered into a Rights Agreement with the Issuer dated as of January 12, 1998, pursuant to which the Issuer granted Mr. Traba certain piggyback registration rights with respect to Common Stock that may be acquired by Mr. Traba upon conversion of the Note.

   On January 18, 1998, Mr. Traba reached an understanding with the individual who is the other 50% member of Eagle Acquisitions, L.L.C. to sell fifty percent of Mr. Traba's interest in the Note to such individual.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

   None


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
                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated as of the 21st day of January, 1998.



   /s/ Michael P. Traba
   ------------------------------------------
   Michael P. Traba

































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